Filed by SemGroup Corporation
Pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: Rose Rock Midstream, L.P.
(Commission File No. 001-35365)
The following is an excerpt of a monthly e-mail newsletter sent on September 6, 2016 to SemGroup Corporation (“SemGroup”) employees relating to the proposed merger (the “Merger”) of SemGroup and Rose Rock Midstream, L.P. (“Rose Rock”).

Excerpted Text from Monthly E-Mail Newsletter to SemGroup Employees

Stockholder Meeting set for Sept. 29 in Tulsa

SemGroup has scheduled a special meeting of stockholders in Tulsa on Thursday, Sept. 29. The meeting is in connection with the previously announced agreement under which SemGroup will acquire all of the outstanding common units of Rose Rock not already owned by SemGroup in an all stock-for-unit transaction.

Employees who own shares of SemGroup should have received meeting materials and instructions for voting. If you have not yet voted, please do so before Sept. 29. If you have any questions, contact Will Gault, Corporate Secretary.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
In connection with the proposed merger of SemGroup and Rose Rock, SemGroup filed a registration statement on Form S-4 with the Securities and Exchange Commission (the "Commission") which has been declared effective by the Commission that includes a joint consent statement/proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT CONSENT STATEMENT/PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SEMGROUP, RRMS AND THE PROPOSED TRANSACTION. Definitive proxy statement(s) were mailed to stockholders of SemGroup beginning on August 30, 2016. The joint consent statement/prospectus and the other documents filed with the Commission may be obtained free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint consent statement/proxy statement/prospectus and the other documents filed by SemGroup and Rose Rock with the Commission by requesting them in writing from SemGroup Corporation, Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, Oklahoma 74136-4216, Attention: Investor Relations, or by telephone at (918) 524-8100, or from Rose Rock Midstream, L.P., Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, Oklahoma 74136-4216, Attention: Investor Relations, or by telephone at (918) 524-7700.
SemGroup and Rose Rock and their respective directors and executive officers may be deemed under the rules of the Commission to be participants (as defined in Schedule 14A under the Exchange Act) in respect of the proposed transaction. Information about SemGroup’s directors and executive officers and their ownership of SemGroup common stock is set forth in SemGroup’s proxy statement on Schedule 14A filed on April 13, 2016 with the Commission. Information about the directors and executive officers and their ownership of Rose Rock common units representing limited partnership interests is set forth in Rose Rock’s Annual Report on Form 10-K for the year ended December 31, 2015 filed on February 26, 2016 with the Commission. Information regarding the identity of the potential participants, and their direct or indirect interests in the proposed transaction, by security holdings or otherwise, is contained in the joint consent statement/proxy statement/prospectus and other materials filed by SemGroup with the Commission, as amended from time to time. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint consent statement/proxy statement/prospectus.

FORWARD-LOOKING STATEMENTS
Certain matters contained in this document include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.
All statements, other than statements of historical fact, included in this document regarding the benefits of the proposed transaction involving SemGroup and Rose Rock, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as "may," "will," "expect," "intend," "estimate," "foresee," "project," "anticipate," "believe," "plans," "forecasts," "continue" or "could" or the negative of these terms or variations of them or similar terms. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks, and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause actual results to differ include, but are not limited to, those discussed in Item 1A of our most recent Annual Report on Form 10-K, entitled "Risk Factors," risk factors discussed in other reports that we file with the Commission and the following risks arising in connection with or impacted as a result of the proposed merger of Rose Rock and PBMS, LLC, a Delaware limited liability company and our direct wholly owned subsidiary (the “Proposed Merger”):

•	The closing, expected timing, and benefits of the Proposed Merger;

•	Our ability, following the Proposed Merger, to generate sufficient cash flow from operations to enable us to pay our obligations and our current and expected dividends or to fund our liquidity needs;

•	The levels of expected future dividends to holders of our common stock;

•	Expected levels of future cash distributions by Rose Rock with respect to general partner interests, incentive distribution rights and limited partner interests;

•	The effect of our debt level on our future financial and operating flexibility, including our ability to obtain additional capital on terms that are favorable to us;

•	Our ability to access the debt and equity markets, which will depend on general markets conditions and the credit ratings for our debt obligations and equity; and

•	Amounts and nature of future capital requirements.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement.
Readers are cautioned not to place undue reliance on any forward-looking statements contained in this document, which reflect management’s opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements.
Investors are urged to closely consider the disclosures and risk factors in SemGroup’s and Rose Rock’s annual reports on Form 10-K each filed with the SEC on Feb. 26, 2016, each of our respective quarterly reports on Form 10-Q and the joint consent statement/proxy statement/prospectus and the other documents filed with the Commission, all of which are available from our offices or websites at ir.semgroupcorp.com and ir.rrmidtsream.com.